THE PRUDENTIAL SERIES FUND
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

March 23, 2010

Sally Samuels
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           The Prudential Series Fund (the “Fund”)
Post-Effective Amendment to Registration Statement
on Form N-1A
Registration Nos. 2-80896 and 811-03623

Dear Ms. Samuels:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 18, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.  On or about April 15, 2010, the Fund intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933 (the “Amendment”) to revise certain disclosures in response to the staff’s comments, to update it financial statements and to make other non-material updating revisions.

       For your convenience, your comments are presented in summary form below and each comment is followed by our response.  Additionally, we have included as a sample the revised prospectus summary of the Equity Portfolio.

General Comments

Comment: To the extent that any of the comments provided by the Commission staff on a specific portfolio of the Fund are globally and/or universally applicable to another portfolio, please revise the disclosure of the other portfolios of the Fund as applicable.

Response:  The Fund has considered the comments provided by the Commission staff on a specific portfolio of the Fund as applying globally and/or universally applicable to the other Fund portfolios and has revised the disclosure accordingly.

Comment:  When filing the Amendment please make sure that the updated financial information that is provided complies with Form N-1A.

Response:  The updated financial information in the Amendment will comply with Form N-1A.

Comment:  Please provide the disclosure required by Item 4(b)(1)(iv) for any portfolio that is non-diversified.

Response: The Fund confirms that the summary section for each portfolio that is non-diversified provides the disclosure required by Item 4(b)(1)(iv).

Comment:  Whenever using defined terms in the summary section, please make sure the term is defined the first time it is used.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  On the front cover page of the prospectus, please include each portfolio’s name and the classes to which the prospectus relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  If the Fund later decides to distribute only the prospectus summary, then the front cover must delete the information provided about the participating insurance companies and the order from the Commission since these disclosures are neither required nor permitted in a prospectus summary.

Response: The Fund currently is not utilizing the prospectus summary and therefore, respectfully submits that no additional revisions are required.

Comment:  In the section entitled “Investment Objective” in the summary sections of each portfolio, please delete as applicable (a) any bold formatting and (b) any disclosure in addition to the investment objective.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the fee table contained in the section entitled “Portfolio Fees and Expenses” in the summary sections of each portfolio, please revise the fee table to match the fee table presentation in Item 3.  For portfolios that offer Class I shares, Item 3 does not permit footnotes.  Please delete the footnote relating to administration fees and add a separate line item to disclose such fees.

Response: Each portfolio has revised its disclosure as requested by the staff. Each portfolio that offers Class II shares has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Example” in the summary sections of each portfolio, please delete the term “expense” from the heading to the example table.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Portfolio Turnover” in the summary sections of each portfolio, please delete the statement “Future portfolio turnover could be higher or lower” since such disclosure is neither required nor permitted by the Item 3.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Investment Strategies” in the summary sections of each portfolio, please delete any disclosure not required by Item 4(a).  For example, delete any risk disclosure and consider whether disclosure relates to a principal strategy.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of each portfolio, please (a) delete the statement “Please remember that an investment in the Portfolio is not guaranteed to achieve its investment objective,” (b) disclose in this section that loss of money is a risk (c) if a portfolio is not advised or sold through an insured depository institution delete the disclosure that an investment in a portfolio “is not a deposit with a bank; is not insured, endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” (d) in the risk factor for mortgage-backed securities, if appropriate add sub-prime disclosure, (e) in the expense risk factor, revise the disclosure to be specific to each portfolio (i.e., if a portfolio does not have a voluntary waiver the risk disclosure relating to voluntary waivers should be deleted), (f) the risk disclosure for short sales is unclear, please revise, (g) revise the risk disclosure for market and management risk to delete the risks that do not apply to a specific portfolio (i.e., delete the risk disclosure about investment models if not used y a specific portfolio), and (h) delete the last sentence of this section since this type of cross reference is not permitted.

Response: In response to the above comments, (a) each applicable portfolio has deleted the stated disclosure, (b) each applicable portfolio has clarified the current loss of money disclosure, (c) since the Fund and its portfolios are sold through certain insured depository institutions the disclosure has not been deleted, (d) the risks presented by investments in sub-prime mortgage-backed securities are not principal risks of any portfolio, thus no additional disclosure is necessary, (e) each applicable portfolio has revised the expense risk factor disclosure, (f) each applicable portfolio has revised the short sales risk factor disclosure, (g) each applicable portfolio has revised the market and management risk factor disclosure, and (h) the portfolios have deleted the cross reference disclosure.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary sections of each portfolio, please (a) revise the disclosure before the bar chart to conform to Item 4(b)(2)(i), (b) if a portfolio uses a secondary index, please provide the disclosure required pursuant to Instruction 2(b) to Item 4, (c) revise the disclosure to be specific to a portfolio (i.e., delete references to waivers if not applicable to a portfolio), (d) revise the heading to the table to state “Average Annual Total Returns (for the periods ended 12/31/09)” and (e) in the Average Annual Total Returns table for each portfolio, for the indexes please state “(reflects no deduction for fees, expenses or taxes)”.

Response: In response to the above comments, each applicable portfolio has revised the disclosure as requested by the staff.

Comment:  In the section entitled “Management of the Portfolio” in the summary sections of each portfolio, please provide and missing service dates for portfolio managers.

Response: Each portfolio has revised the disclosure as requested by the staff.

Comments Relating to a Specific Portfolio

Comment:  In the Equity Portfolio’s summary section, the portfolio lists short sales as a principal risk yet its fee table does not list expenses of short sales.  If the portfolio does not intend to generate sufficient short sale expense to require disclosure in its fee table, consider whether short sales are a principal risk of investing in the portfolio.

Response: Short sales are not a principal risk of the portfolio.  Thus, the risk disclosure has been deleted.

Comment:  The Global Portfolio’s disclosure in its summary section relating to its strategy is unclear, please revise. The allocations to subadvisers as well as the subadviser disclosure should not be included in this section. Additionally, the table included under the section entitled “Management of the Portfolio” is difficult to understand, please revise.

Response:  The disclosure has been revised as requested. The headings had dropped out of the table and we revised the table to include them.

Comment:  In the Government Income Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last sentence since it is not permitted in the strategy section.

Response:  The disclosure has been revised as requested.

Comment:  In the Money Market Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last paragraph and move it to the risk section.  Also revise this disclosure to conform to Item 4.

Response:  The disclosure has been revised as requested.

Comment:  In the Natural Resources Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, revise the disclosure to delete the non-diversified disclosure from this section and move all other risk disclosure to the risk section.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “About the Fund-About the Fund and Its Portfolios”, please clarify that all the portfolios offer Class II shares. Additionally, delete the cross reference on the bottom of the page.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Principal Risks”, please (a) consider moving this section to after the Item 9 information, (b) consider reorganizing the risks in a way to clarify to investors which risks apply to a specific portfolio, (c) please delete any duplicative disclosures, (d) for derivatives risk, please revise to discuss a portfolio’s obligations to cover assets, (e) revise the expense risk to delete references that are generic, such as voluntary waivers disclosure, (f) define the term “Asset Allocation Portfolio” in the fund of fund risk factor, and (g) discuss (if necessary) any sub-prime exposure in mortgage backed and real estate risk factors.

Response:  (a) The Fund considered moving the “Principal Risks” section as proposed by the staff, however, the Fund believes that the current presentation of the section is appropriate and is not confusing to investors.  (b) The Fund has revised the introductory paragraph to this section to help clarify which risks apply to a portfolio.  The new disclosure states:
“Although we try to invest wisely, all investments involve risk.  Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio.  Set out below is more detailed information about these risks.  If a principal risk is not identified as a principal risk in a Portfolio’s summary section then that risk is not a principal risk for the Portfolio.”

(d) The derivatives disclosure has been revised as requested. (e) The expense disclosure has been revised as requested. (f) The term has been defined as requested. (g) The risks presented by investments in sub-prime mortgage-backed securities and real estate investments are not principal risks of any portfolio, thus no additional disclosure is necessary.

Comment:  In the section entitled “More Detailed Information on How the Portfolios Invest-Investment Objectives & Policies”, please (a) delete any duplicative disclosures that are not necessary, (b) please include frequent trading disclosures, (c) please include discussion of temporary defensive disclosure, and (d) delete the last sentence of this section.

Response:  (a) The Fund has reviewed and revised this section to delete any unnecessary duplication.  (b) and (c) Both disclosures already appeared in this section, however, we have re-formatted the discussions to make it easier for investors to locate these discussions.  (d) Since the Fund is sold through an insured depository institution, we did not delete the disclosure.

Comment:  In the section entitled “How to Buy and Sell Shares of the Portfolios”, please revise the first sentence to clarify that not all portfolios offer Class II shares.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Net Asset Value”, clarify the following sentence since its confusing to investors: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on days when the NYSE is closed but the primary markets for the Fund’s foreign securities are open, even though the value of these securities may have changed”.

Response:  The last two sentences of that section have been replaced with the following disclosure: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on any day that the NYSE is closed for regular trading (even if the primary markets for the Fund’s foreign securities may be open on that day).

Statement of Additional Information (SAI)

Comment:  On the front cover page of the SAI, please include each portfolio’s name and the classes to which the SAI relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  The SAI does not include the new required disclosures pertaining to qualifications of board members, board structure, and risk oversight by the board.

Response:  This disclosure was not available at the time the registration statement was filed.  The disclosure has since been finalized, and will be included in the Amendment.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-5032).

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo

cc: Sally Samuels
(Securities and Exchange Commission)

SUMMARY: EQUITY PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is long-term growth of capital.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class I Shares	Class II Shares
Management Fees	.45%	.45%
+Distribution (12b-1) Fees	None	.25%
+Administration Fee	None	.15%
+Other Expenses	.03%	.03%
+Acquired Fund (Portfolio) Fees and Expenses	-	-
=Total Annual Fund Operating Expenses	.48%	.88%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include contract charges. Because contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your contract prospectus for more information about contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$49	$154	$269	$604
Class II Shares	$90	$281	$488	$1,084

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 98% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. We normally invest at least 80% of the Portfolio's investable assets (net assets plus any borrowings made for investment purposes) in common stock of major established companies as well as smaller companies that we believe offer attractive prospects of appreciation. The portfolio considers major established companies to be those companies with market capitalizations within the market capitalization range of the Russell 1000 Index (measured at the time of purchase). The Portfolio invests up to 30% of its total assets in foreign securities (not including American Depositary receipts and similar instruments).

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Real estate risk. Investments in real estate investment trusts (REITs) and real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand for real estate and office space, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for favorable tax treatment under current tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table demonstrate the risk of investing in the Portfolio by showing how returns can change from year to year and by showing how the Portfolio's average annual returns compare with a group of similar mutual funds. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's average annual returns compare to the returns of a secondary index which reflects the Portfolio's investment policies and strategies.

Annual Total Returns (Class I Shares)
Best Quarter: 2nd Quarter of 2009 17.50% Worst Quarter: 4th Quarter of 2008 -22.64%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 Year	5 Years	10 Years
Class I Shares	38.17%	3.23%	1.91%
Class II Shares	37.58%	2.82%	1.50%
Index (reflects no deduction for fees, expenses or taxes)
S&P 500 Index	26.47%	.42%	-.95%
Russell 1000 Index	28.43%	.79%	-.49%
Lipper Variable Insurance Products (VIP) Large-Cap Core Funds Average	37.97%	1.22%	-2.73%
MANAGEMENT OF THE PORTFOLIO

Investment Manager	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Jennison Associates LLC	Spiros "Sig" Segalas	Director, President & CIO	February 2005
		Blair A. Boyer	Managing Director	January 2005
		David A. Kiefer, CFA	Managing Director	August 2000
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.